SELECTIVE INSURANCE GROUP, INC.
40 Wantage Avenue
Branchville, New Jersey  07890

August 4, 2010

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn: Jeffrey Riedler

Re:	Form AW with Respect to Withdrawal of Amendment to Registration Statement on
Form S-8 POS (File No. 333-125451) filed May 3, 2010

 Dear Mr. Riedler:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), and following discussions on July 28, 2010 with Ms. Suzanne Hayes of the United States Securities and Exchange Commission (the “Commission”), Selective Insurance Group, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-8 POS (File No. 333-125451), filed with the Commission on May 3, 2010 (the “Registration Statement”) (but not withdrawal of the original registration statement, filed on June 2, 2005, with the same File No. as the Registration Statement).

The Registrant submits this request for withdrawal as it inadvertently filed the Registration Statement with an incorrect Edgar filing code.  The Registrant intends to file a registration statement on Form S-8 in the near future in lieu of the Registration Statement.  The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus associated therewith.  The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement.

Your assistance in this matter is greatly appreciated.  If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (973) 948-3000 or Laurie A. Cerveny, Esq. of Bingham McCutchen LLP, counsel to the Registrant, at (617) 951-8000.

Very truly yours,

SELECTIVE INSURANCE GROUP, INC.

/s/ Michael H. Lanza
Name:	Michael H. Lanza
Title:	Executive Vice President and General Counsel